UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25
                                                  SEC FILE NUMBER
                                                  1-11686
                   NOTIFICATION OF LATE FILING


    (Check One):   / /Form 10-K   / /Form 20-F   / /Form 11-K
                          /x/Form 10-Q
     / /Form N-SAR

                For Period Ended: August 31, 1996
              _____________________________________
              /   / Transition Report on Form 10-K
              /   / Transition Report on Form 20-F
              /   / Transition Report on Form 11-K
              /   / Transition Report on Form 10-Q
              /   / Transition Report on Form N-SAR
      For the Transition Period Ended:____________________

     Read attached instruction sheet before preparing form.
Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________

                             PART I
                     REGISTRANT INFORMATION

Full Name of Registrant: Cycomm International Inc.
                         _________________________

_________________________________________________________________
Former Name if Applicable

1420 Springhill Road, Suite 420
_________________________________________________________________
Address of Principal Executive Office (Street and Number)

City, State and Zip Code: McLean, Virginia  22102
                         ________________________

                             PART II
                     RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b)  The subject annual report, semi-annual report,
/X/       transition report on Form 10-K, Form 20-F, 11-K or Form
N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period(Attach extra sheets if needed).

                        See Attachment A


                             PART IV
                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael R. Skoff              (703)               903-9548
_________________________________________________________________
      (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
     If answer is no, identify report(s).    /X/Yes    / / No

     _________________________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?
     /X/ Yes   / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        See Attachment A


                    Cycomm International Inc.
_________________________________________________________________
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 16, 1996             By:  /s/ Albert I. Hawk
     _________________                  __________________
                                     Albert I. Hawk
                                     President and Chief
Executive Officer

                          Attachment A

     The Registrant has recently engaged in a continuance from Canada to the United States and has acquired two significant subsidiaries. As a result of the complex nature of the continuance, acquisitions and the various administrative and corporate changes, the Registrant will be unable to timely file its annual report on Form 10-QSB for the period ended August 31, 1996 until on or before the fifth calendar day following the prescribed due date.

     Additionally, the acquisitions of XL Computing Corporation on March 15, 1996 and XL Computing Canada Inc. on June 21, 1996 will result in a significant change in the results of operations from the corresponding period of the last fiscal year. The change will result in significantly higher sales revenues, costs of sales and general and administrative costs for the consolidated results of operations.

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